JACC Studios Inc

18124 Wedge Pkwy, Ste 1050

Reno, NV 89511

January 11, 2015

Securities and Exchange Commission

Attn: Mark P. Shuman

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: JACC Studios Inc

Registration Statement on Form S-1A Filed December 11, 2015

File No. 333-207103

On behalf of JACC Studios Inc (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated December 22, 2015, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Zhongbo Jia

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 22

1. We are unable to locate disclosure responsive to prior comment 12 and are reissuing this comment. Please disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Response: revised